

November 23, 2020

Robert A. Chapek
Chief Executive Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

> **Re: The Walt Disney Company**
> **Form 10-K For the Fiscal Year Ended September 28, 2019**
> **Filed November 20, 2019**
> **File No. 001-38842**

Dear Mr. Chapek:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services